UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

 Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2022

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of Relevant Information dated March 30, 2022

Item 1

Bogota, March 30, 2022. Grupo Aval Acciones y Valores S.A. ("Grupo Aval") informs that:

1.	It has successfully completed the transaction disclosed to the market on September 15, 2021, as a result of which the shareholders of Banco de Bogotá S.A. (other than Grupo Aval) and the shareholders of Grupo Aval, become direct shareholders of 75% of BAC Holding International Corp. ("BHI").

2.	The shares of BHI were registered today in the Colombian Stock Exchange – Bolsa de Valores de Colombia ("BVC") and in the Panama Stock Exchange ("Latinex").

3.	Therefore, as of March 30, trading of Grupo Aval and Banco de Bogotá shares on the BVC will resume.

In order to complete the transaction, BHI and two companies created exclusively to carry out the transaction, Sociedad Beneficiaria Bogotá S.A.S. and Sociedad Beneficiaria Aval S.A.S. merged. BHI acted as the absorbing company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2022

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel